UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number 001-36896

WOWO LIMITED

(Translation of registrant’s name into English)

Third Floor, Chuangxin Building, No. 18 Xinxi Road

Haidian District, Beijing, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Failure to Satisfy a Listing Rule

On January 6, 2016, Wowo Limited (the “Company”) received a notification letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not currently in compliance with Nasdaq’s Listing Rules (“Listing Rules”) for continued listing due to the Company’s failure to file with the Securities and Exchange Commission under Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) an interim balance sheet and income statement as of the end of its most recently completed second quarter (June 30, 2015) as required by Listing Rule 5250(c)(2).

The Notice stated that the Company is required to submit a plan to regain compliance with the Listing Rules within 60 calendar days from the date of the Notice, or until March 6, 2016.  If Nasdaq accepts the Company’s plan, Nasdaq may grant the Company an extension of up to 180 calendar days from December 31, 2015, the date by which the Form 6-K was required to be filed, or until June 28, 2016, to regain compliance with the Listing Rules.  The Company is working diligently on its plan to regain compliance and intends to comply with the time periods afforded in the Notice.

A copy of the Company’s press release, dated January 11, 2016, announcing the foregoing is included as Exhibit 99.1 to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wowo Limited

	By:	/s/ Frank Zhigang Zhao
	Name:	Frank Zhigang Zhao
	Title:	Chief Financial Officer

Date: January 11, 2016

Exhibit Index

Exhibit 99.1—Press Release dated January 11, 2016